CM

06004723

SEC[illegible] [illegible]MISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 34706

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TEXAKOMA FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5400 LBJ FREEWAY, SUITE 500
(No. and Street)

DALLAS (City) TX (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK L. SHARP (972) 317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DANCE, BIGELOW, SHARP & CO., LLP
(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE ROAD, SUITE 650 (Address) HIGHLAND VILLAGE, (City) TX (State) 75077 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 01 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/28/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DEAN R. KENNEDY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEXAKOMA FINANCIAL, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CATHERINE A. COLVIN
MY COMMISSION EXPIRES
April 6, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of Texakoma Financial, Inc.

We have audited the statement of financial condition of Texakoma Financial, Inc. (a Texas corporation) as of December 31, 2005 and 2004, and the related statements of income and stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with US generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texakoma Financial, Inc. as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with US generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as required by rule 17a-5 of the Securities and Exchange Commission, is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co., LLP
Highland Village, Texas
February 9, 2006

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

TEXAKOMA FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
ASSETS:		
Cash	$ 838,997	$ 724,786
Accounts receivable-draw	8,750	19,227
Accounts receivable-affiliate	148,733	166,642
Prepaid expense	22,920	22,745
Deferred tax asset	13,918	11,453
TOTAL ASSETS	$ 1,033,318	$ 944,853

LIABILITIES AND STOCKHOLDER EQUITY

	2005	2004
LIABILITIES:		
Accounts payable-trade	$ 8,593	$ 1,272
Accrued commissions	442,600	409,662
Accrued expenses and other	28,218	14,889
Total liabilities	479,411	425,823
STOCKHOLDER EQUITY :		
Common stock, $1 par value, 10,000 shares authorized, 6,000 shares issued and outstanding	6,000	6,000
Additional paid-in capital	556,807	504,807
Retained deficit	(8,900)	8,223
Total stockholder equity	553,907	519,030
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 1,033,318	$ 944,853

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commission income	$ 5,583,499	$ 3,688,142
Total revenues	5,583,499	3,688,142
EXPENSES:		
Commissions	3,548,326	2,087,222
Salaries and wages	2,306,631	1,811,533
Bad debts	6,872	-
Payroll and general taxes	206,722	196,022
Profit sharing contribution	28,786	22,992
Rregistration	29,579	31,538
Professioonal fees	37,759	17,042
Administration	25,136	16,820
Compliance expense	75,000	75,000
Leads	31,672	40,206
Rent	82,534	86,062
Communications	44,347	62,264
Postage and delivery	103,345	109,226
Other operating expenses	24,107	27,809
Reimbursed expenses	(947,729)	(919,868)
Total expenses	5,603,087	3,663,868
INCOME (LOSS) BEFORE INCOME TAXES	(19,588)	24,274
PROVISION FOR INCOME TAXES		
Current		3,168
Deferred tax benefit (expense)	2,465	
NET INCOME (LOSS)	$ (17,123)	$ 21,106

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Totals
BALANCE, DECEMBER 31, 2003	6,000	451,807	(12,883)	444,924
Capital contributions		53,000		53,000
Net income (loss)			21,106	21,106
BALANCE, DECEMBER 31, 2004	6,000	504,807	8,223	519,030
Capital contributions		52,000		52,000
Net income (loss)			(17,123)	(17,123)
BALANCE, DECEMBER 31, 2005	$ 6,000	$ 556,807	$ (8,900)	$ 553,907

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash flows from operating activities -		
Net income (loss)	$ (17,123)	$ 21,106
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	28,386	(33,462)
Prepaid expenses	(175)	(904)
Deferred tax asset	(2,465)	3,168
Accounts payable-trade	7,321	(2,360)
Accrued commissions	32,938	116,943
Accrued expenses and other	13,329	(2,358)
Net cash provided by operating activities	62,211	102,133
Investing activities:		
Capital contributions	52,000	53,000
Increase in cash	114,211	155,133
Cash at the beginning of the year	724,786	569,653
Cash at end of year	$ 838,997	$ 724,786

Supplemental Disclosures of Cash Flow Information:

	2005	2004
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TEXAKOMA FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES TO CREDITORS
AS OF DECEMBER 31, 2005 AND 2004

The Company had no liabilities subordinated to creditors at December 31, 2005, nor at December 31, 2004

The accompanying notes are an integral part of these financial statements

TEXAKOMA FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization -

Texakoma Financial, Inc. (the Company), a Texas Corporation, was incorporated in March 1985. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation.

Method of accounting -

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents -

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

Basis of presentation -

Certain financial statement items in prior years have been reclassified to conform to the current year's format.

Accounting estimates -

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Income taxes -

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities.

Adoption of SFSA No. 130 -

The Company adopted SFSA No. 130, Reporting Comprehensive Income.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $359,586, which was $331,198 in excess of its required net capital of $28,388. At December 31, 2004 the Company had net capital of $298,960, which was $270,572 in excess of its required net capital $28,388.

3. ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. The affiliated company originates all of the oil and gas working interests marketed by the Company. The loss of these originations could have a material adverse effect on the Company. Until December 1, 2004, the affiliate providing the originations was Texakoma Oil & Gas Corporation. On December 1, 2004, Texakoma Oil & Gas Corporation was sold by the common shareholder. Beginning December 1, 2004, Texakoma Exploration & Production, LLC is the originator of the oil & gas investment ventures.

4. INCOME TAXES

Income taxes are accounted for in accordance with SFAS 109, "Accounting for Income Taxes". The statement requires that deferred income taxes reflect the tax effects of timing differences in reporting the results of operations for financial statement and income tax purposes. Income reported for financial statement purposes is the same as taxable income, as defined by the Internal Revenue Code for the years ended December 31, 2005 and 2004.

The Company's deferred tax assets of $13,918 at December 31, 2005 and $11,453 at December 31, 2004 consist of the tax benefits of net operating loss ("NOL") carry forwards of $93,257 and $73,669 at December 31, 2005 and 2004, respectively. The Company believes that the $93,257 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The remaining NOL at December 31, 2005, along with the expiration dates are listed below.

Year generated	NOL Remaining	Year of Expiration
1996	$ 18,168	2011
1999	17,855	2019
2001	30,353	2021
2003	7,293	2023
2005	19,588	2025
Total	$ 93,257	

5. RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from affiliated companies, see note 3. These companies have common ownership. Accounts receivable at December 31, 2005 and 2004 were due from these affiliated companies as follows:

	2005	2004
Accounts receivable - commissions	$ 148,733	$ 166,642
Accounts receivable - other	8,750	19,227
Total	$ 157,483	$ 185,869

Affiliated companies reimbursed the Company $947,729 in 2005 and $919,868 in 2004 for operating costs.

The sole shareholder and president of the Company has a management agreement with the Company to provide management services. The agreement calls for a management fee equal to $12,000 annually. However, the shareholder has elected not to receive the fee for 2005 and 2004. The shareholder received no compensation for the year ended December 31, 2005 and none for the year ended December 31, 2004.

6. TEXAKOMA FINANCIAL, INC. 401(k) PLAN

The Company established a 401 (k) Plan for its employees on June 16, 1998. Under the Plan, employees may contribute up to $14,000 in 2005 and $13,000 in 2004. The Company matches 25% of the employees' contributions up to a maximum of 4% of compensation. The Company's contributions for the years ended December 31, 2005 and 2004 were $28,786 and $22,992, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants have the right to instruct how their accounts are invested within several investment options offered by the Plan.

7. SIGNIFICANT CONCENTRATIONS OF CASH

The Company has deposits in a financial institution. This institution insures deposits up to a specified limit. Deposits at December 31, 2005 and 2004 at this institution were $838,997 and $724,786, of which $100,000 was insured.

DBS &CO.

Dance, Bigelow, Sharp & Co., LLP

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Texakoma Financial, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Texakoma Financial, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co., LLP
Highland Village, Texas
February 9, 2006

SUPPLEMENTARY INFORMATION

TEXAKOMA FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2005

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital:	
Total stockholder equity	$ 553,907
Less non-allowable assets:	
Accounts receivable - draw	8,750
Accounts receivable - affiliate	148,733
Prepaid expenses	22,920
Deferred tax asset	13,918
Net capital	359,586
Minimum net capital required	28,388
Excess net capital	$ 331,198
Aggregate indebtedness to net capital:	
Accounts payable	$ 425,823
Aggregate indebtedness	$ 425,823
Ratio: aggregate indebtedness to net capital:	1.19 TO 1

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2005 FOCUS report is as follows:

FOCUS Report:	$ 497,438
Increase in net loss	(3,683)
Increase in non-allowable assets	(134,169)
Net Capital	$ 359,586

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2005.

The accompanying notes are an integral part of these financial statements.